MARCH 20, 2008

BY EDGAR and
 BY FACSIMILE (1.202.772.9217)

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Jeffrey Riedler and John L. Krug

Re:
Corgenix Medical Corporation
Preliminary Proxy Statement Filed March 14, 2008
File No. 0-24541

Dear Mr. Reidler:

        This firm represents Corgenix Medical Corporation ("Corgenix"), and writes in response to a comment letter dated March 19, 2008 from you to Corgenix related to the filing referenced above.

        In response to your sole comment (regarding approval of the amendment of Corgenix's Articles of Incorporation to increase authorized shares of common stock from 100,000,000 to 200,000,000), Corgenix states that it does not presently have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares. Corgenix intends to use the increase in authorized shares to retain and attract key employees, and to enable future acquisitions and financings. Corgenix intends to file an Amendment No. 1 to its Preliminary Proxy Statement filed March 14, 2008 reiterating this response; changes are reflected on the cover page and on page nineteen of that Amendment No. 1 to Preliminary Proxy Statement.

        If you have any questions or comments concerning this issue, please contact the undersigned.

Respectfully submitted,

/s/ Andrew T Evans

Andrew T. Evans
For
Otten, Johnson, Robinson, Neff & Ragonetti, P.C.
ATE/dmr

cc:
William H. Critchfield (for Corgenix Medical Corporation)
RaLea A. Sluga, Esq.